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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                                SCHEDULE TO
                               (Rule 14d-100)
               Tender Offer Statement Under Section 14(d)(1)
         or Section 13(e)(1) of the Securities Exchange Act of 1934
                             (Amendment No. 4)

                       BARRETT RESOURCES CORPORATION
                     (Name of Subject Company (Issuer))

                        RESOURCES ACQUISITION CORP.
                        a wholly owned subsidiary of
                        THE WILLIAMS COMPANIES, INC.
                    (Names of Filing Persons (Offerors))

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                   Common Stock, Par Value $.01 Per Share
         (Including the associated Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

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                                 068480201
                   (CUSIP Number of Class of Securities)

                         William G. von Glahn, Esq.
                 Senior Vice President and General Counsel
                        The Williams Companies, Inc.
                            One Williams Center
                           Tulsa, Oklahoma 74172
                         Telephone: (918) 573-2000

                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)
                              With a copy to:

                           Morris J. Kramer, Esq.
                         Richard J. Grossman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                          Telephone: 212-735-3000

                         CALCULATION OF FILING FEE
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    Transaction Valuation*                         Amount of Filing Fee**
      $1,221,326,646                                       $244,265
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*    Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 16,730,502 shares of the outstanding Common Stock, par value $0.01 per share, at a price per Share of $73.00 in cash. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.
**   The filing fee was paid on May 14, 2001.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    None              Filing party:   N/A
         Form or Registration No.:  N/A               Date Filed:     N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [_]      issuer tender offer subject to Rule 13e-4.

         [_]      going-private transaction subject to Rule 13e-3.

         [_]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]





         This Amendment No. 4 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on May 14, 2001, relates to the offer by Resources Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of The Williams Companies, Inc., a Delaware corporation ("Williams"), to purchase 16,730,502 shares of the common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the "Shares") of Barrett Resources Corporation, a Delaware corporation ("Barrett Resources"), at $73.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the accompanying Letter of Transmittal, each dated May 14, 2001, of Purchaser previously filed as exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.


Item 7.  Source and Amount of Funds or Other Consideration.

         Item 7 of the Schedule TO, which incorporates by reference certain information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

         The subsection entitled "Source and Amount of Funds" of the Offer to Purchase is hereby amended and supplemented with the following information:

         On June 11, 2001, Barrett Resources received the consent of its lenders to the consummation of the Offer and the Merger without repayment of the amounts owed thereunder as required by The Revolving Credit Agreement, dated December 15, 2000, among Barrett Resources, as Borrower, Bank of America, N.A., as Administrative Agent and Issuing Lender, the Lenders party thereto, Banc of America Securities L.L.C., as Sole Lead Arranger and Book Manager, Bank One, NA, as Syndication Agent, and Fleet National Bank, as Documentation Agent.

         The Offer to Purchase previously had disclosed that Williams might choose to establish a bridge loan facility to fund the capital contributions to be made to Purchaser by Williams in order for Purchaser to purchase the Shares sought in the Offer and that Williams was negotiating the terms of such a bridge loan facility with certain commercial banks and financial institutions. On June 11, 2001, Williams entered into a Credit Agreement (the "Credit Agreement") among Williams, as Borrower; Citibank, N.A. ("Citibank"), Merrill Lynch & Co., and Lehman Commercial Paper Inc., as Banks (collectively, the "Banks"); Merrill Lynch & Co., as Syndication Agent; Lehman Commercial Paper Inc., as Documentation Agent; Salomon Smith Barney Inc., as Lead Arranger and Book Manager; and Citibank, N.A., as Administrative Agent (the "Administrative Agent"). The following description of the Credit Agreement is qualified in its entirety by reference to the Credit Agreement, a copy of which is filed as exhibit
(b)(1) hereto.

         Pursuant to the Credit Agreement and subject to the terms and conditions therein, the Banks have committed to advance up to $1.5 billion to Williams in order (i) to finance the acquisition of up to 100% of the outstanding Shares of Barrett Resources, other than Shares converted into shares of Williams common stock pursuant to the terms of the Merger Agreement (the "Acquisition"), (ii) if necessary or if Williams determines to do so, to enable Barrett Resources to refinance Barrett Resources' 7.55% senior notes, accrued interest thereon and any applicable make-whole amounts under such notes, (iii) if necessary or if Williams determines to do so, to refinance Barrett Resources' corporate revolving credit facility and (iv) to finance fees and expenses associated with the Acquisition. Advances made pursuant to the Credit Agreement will be senior unsecured obligations of Williams.

         The initial advance pursuant to the Credit Agreement is subject to certain conditions precedent, including without limitation, (i) receipt by the Administrative Agent of the Credit Agreement executed by Williams, (ii) receipt by the Administrative Agent of certain financial statements of Williams and Barrett Resources, (iii) receipt by the Administrative Agent of a certificate of an officer of Williams certifying that (a) on the effective date of the Credit Agreement, there does not exist any judgment, order, injunction or other restraint with respect to the making of the advances or which could reasonably be expected to affect the Acquisition,
(b) the Offer, at the time of mailing thereof, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein contained, in light of the circum stances under which made, not misleading, (c) Williams has received all governmental and third party approvals necessary in connection with the acquisition of Shares, and (d) at least 50% of the outstanding Shares have been tendered to Williams pursuant to the Offer, and (iv) receipt by all parties to the Credit Agreement of all fees owed by Williams pursuant thereto.

         The Credit Agreement also contains certain representations, warranties, covenants, conditions and events of default consistent with those customarily required for financings of this type and largely consistent with those contained in Williams' current primary revolving credit facility. All advances under the Credit Agreement are also subject to the following conditions: (i) all representations and warranties of Williams under the Credit Agreement are correct on the date of such advance, (ii) no Event of Default (as such term is defined in the Credit Agreement) has occurred and is continuing, and (iii) after giving effect to such advance the aggregate amount of principal of all advances will not exceed the aggregate of the commitments.

         All advances made pursuant to the Credit Agreement must be repaid on or before November 27, 2001. Williams may prepay amounts borrowed, plus accrued interest, subject to certain notice requirements, without penalty or premium. Subject to certain exceptions, on the first business day following receipt by Williams of net cash proceeds from a securities offering after the effective date of the Credit Agreement, the aggregate commitments shall be permanently reduced by an amount equal to such net cash proceeds, and, if the aggregate principal amount of outstanding advances exceeds the aggregate commitments after such reduction, Williams shall be required to repay such advances in the amount of such excess.

         Williams may elect to receive either base rate advances or eurodollar rate advances. Interest on base rate advances shall accrue at a rate equal to the higher of (a) Citibank's publicly announced base rate, or
(b) .5% above the Federal Funds Rate in effect from time to time. Interest on eurodollar rate advances shall accrue at a rate equal to the London interbank offered rate (LIBOR) plus the "Applicable Margin." The Applicable Margin is determined based on the Standard & Poor's and Moody's ratings of the senior unsecured long-term debt of Williams. At Williams' current credit ratings, the Applicable Margin would be 1.125%.


Item 8.  Interest in Securities of the Subject Company

         Item 8 of the Schedule TO, which incorporates by reference certain information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

         The Offer expired at 12:00 midnight, eastern time, on Monday, June 11, 2001, and was not extended. Purchaser has accepted for purchase 16,730,502 Shares, comprising approximately 50% of the approximately 33.5 million Shares outstanding prior to the Offer.

         The preliminary count by the Depositary for the Offer indicated that 21,128,300 Shares were validly tendered and not withdrawn. In addition, the preliminary count by the Depositary indicated that an additional 13,672,869 Shares were tendered pursuant to notices of guaranteed delivery.

         As described in the Offer to Purchase, the determination of the final proration factor for the Shares purchased is subject to confirmation and the proper delivery of all Shares tendered pursuant to the guaranteed delivery procedure. Because of the difficulty of determining precisely the number of Shares validly tendered and not withdrawn, Purchaser does not expect to be able to (i) announce the final results of proration, (ii) pay for Shares accepted for payment, and (iii) return Shares tendered but not accepted for payment as a result of proration until approximately five New York Stock Exchange trading days after the Expiration Date.

         On June 12, 2001, Williams issued a press release announcing the expiration of the Offer and the preliminary results of the Offer, a copy of which is filed as Exhibit (a)(12) to this Amendment No. 4 and is incorporated herein by reference.


Item 11. Additional Information.

         Item 11 of the Schedule TO, which incorporates by reference certain information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

         On June 12, 2001, Williams issued the press release included as Exhibit (a)(12) hereto. The information set forth in the press release is incorporated herein by reference.


Item 12. Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented by including the following information:

         (a)(12)    Press Release issued by Williams on June 12, 2001.
         (b)(1) Credit Agreement among Williams, as Borrower; Citibank, N.A., Merrill Lynch & Co., and Lehman Commercial Paper Inc., as Banks; Merrill Lynch & Co., as Syndication Agent; Lehman Commercial Paper Inc., as Documen tation Agent; Salomon Smith Barney Inc., as Lead Arranger and Book Manager; and Citibank, N.A., as Administrative Agent.



                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              RESOURCES ACQUISITION CORP.


                                              By:  /s/ Ralph A. Hill
                                                  --------------------------
                                              Name:  Ralph A. Hill
                                              Title: Senior Vice President


                                              THE WILLIAMS COMPANIES, INC.


                                              By:  /s/ Keith E. Bailey
                                                  --------------------------
                                              Name:  Keith E. Bailey
                                              Title: Chairman, President and
                                                     Chief Executive Officer


Dated: June 12, 2001


                               EXHIBIT INDEX
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Exhibit
No.          Description

(a)(12)      Press Release issued by Williams on June 12, 2001.
(b)(1) Credit Agreement among Williams, as Borrower; Citibank, N.A., Merrill Lynch & Co., and Lehman Commercial Paper Inc., as Banks; Merrill Lynch & Co., as Syndication Agent; Lehman Commercial Paper Inc., as Documentation Agent; Salomon Smith Barney Inc., as Lead Arranger and Book Manager; and Citibank, N.A., as Administrative Agent.